
10016375

2010 INTERIM REPORT









SCMP Group Limited

STOCK CODE: 583

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2010. These results have been reviewed by the Company's auditor, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Company. The review report of the auditors is set out on page 12.

Condensed Consolidated Balance Sheet

	Notes	**(Unaudited)** **30 June 2010** **HK$'000**	(Restated) 31 December 2009 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	3	**585,067**	608,782
Investment properties	4	**1,026,100**	1,008,100
Intangible assets		**16,504**	19,165
Interests in associates		**49,021**	46,451
Available-for-sale financial assets		**197,206**	200,995
Defined benefit plan's assets		**54,311**	52,198
		1,928,209	1,935,691
Current assets			
Inventories		**20,437**	18,557
Accounts receivable	5	**153,695**	156,719
Prepayments, deposits and other receivables		**9,939**	15,764
Tax recoverable		**967**	3,508
Cash and bank balances		**350,550**	254,112
		535,588	448,660
Total assets		**2,463,797**	2,384,351
EQUITY			
Capital and reserves			
Share capital	6	**156,095**	156,095
Reserves		**1,965,531**	1,935,277
Proposed dividend		**31,219**	-
		1,996,750	1,935,277
Shareholders' funds		**2,152,845**	2,091,372
Minority interests		**26,494**	21,037
Total equity		**2,179,339**	2,112,409
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**145,364**	145,308
		145,364	145,308
Current liabilities			
Accounts payable and accrued liabilities	7	**107,549**	99,450
Subscriptions in advance		**15,639**	23,104
Current income tax liabilities		**15,906**	4,080
		139,094	126,634
Total liabilities		**284,458**	271,942
Total equity and liabilities		**2,463,797**	2,384,351
Net current assets		**396,494**	322,026
Total assets less current liabilities		**2,324,703**	2,257,717

The notes on pages 5 to 11 form an integral part of these condensed consolidated interim financial information.

Condensed Consolidated Statement of Comprehensive Income

		(Unaudited)	
		For the six months ended 30 June	
		2010	2009
	Notes	**HK$'000**	HK$'000
Revenue	2	**411,698**	336,529
Other income		**3,089**	2,111
Staff costs		**(182,109)**	(160,060)
Cost of production materials		**(54,483)**	(68,800)
Rental and utilities		**(9,671)**	(21,341)
Depreciation and amortisation		**(28,865)**	(27,328)
Advertising and promotion		**(12,319)**	(14,416)
Other operating expenses		**(57,747)**	(55,176)
Operating profit/(loss)		**69,593**	(8,481)
Share of profits/(losses) of associates		**705**	(836)
Finance income	9	**909**	281
Profit/(loss) before income tax		**71,207**	(9,036)
Income tax expense	10	**(13,431)**	(1,422)
Profit/(loss) for the period		**57,776**	(10,458)
Other comprehensive income			
Fair value gain arising from reclassification of leasehold properties to investment properties		**13,178**	-
Fair value (loss)/gain on available-for-sale financial assets		**(3,784)**	36,410
Currency translation difference		**1,934**	1,890
Income tax relating to components of other comprehensive income		**(2,174)**	-
Other comprehensive income for the period, net of tax		**9,154**	38,300
Total comprehensive income for the period		**66,930**	27,842
Profit/(loss) attributable to:			
Shareholders of the Company		**52,319**	(14,880)
Minority interests		**5,457**	4,422
		57,776	(10,458)
Total comprehensive income attributable to:			
Shareholders of the Company		**61,473**	23,420
Minority interests		**5,457**	4,422
		66,930	27,842
Earnings/(loss) per share	11		
Basic and diluted		**3.35 cents**	(0.95) cents

The notes on pages 5 to 11 form an integral part of these condensed consolidated interim financial information.

		HK$'000	HK$'000
Dividends	12	**31,219**	-

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2010

	(Unaudited)								
	Attributable to shareholders								
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investments revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2010	**197,066**	**865,672**	**109,332**	**10,709**	**(27,336)**	**935,929**	**2,091,372**	**21,037**	**2,112,409**
Total comprehensive income for the period	**-**	**-**	**(3,784)**	**11,004**	**1,934**	**52,319**	**61,473**	**5,457**	**66,930**
Balance at 30 June 2010	**197,066**	**865,672**	**105,548**	**21,713**	**(25,402)**	**988,248**	**2,152,845**	**26,494**	**2,179,339**
Balance at 1 January 2009	197,066	865,672	37,301	10,709	(29,487)	828,997	1,910,258	20,114	1,930,372
Transaction with shareholders:									
Dividends (note 12)	-	-	-	-	-	(31,219)	(31,219)	-	(31,219)
Total comprehensive income for the period	-	-	36,410	-	1,890	(14,880)	23,420	4,422	27,842
Balance at 30 June 2009	197,066	865,672	73,711	10,709	(27,597)	782,898	1,902,459	24,536	1,926,995

The notes on pages 5 to 11 form an integral part of these condensed consolidated interim financial information.

Condensed Consolidated Statement of Cash Flows

	(Unaudited)	
	For the six months ended 30 June	
	2010	2009
	HK$'000	HK$'000
Cash flows from operating activities		
Cash generated from operations	**102,182**	55,807
Hong Kong profits tax paid	**(1,182)**	(42,577)
Overseas tax paid	**-**	(132)
Net cash generated from operating activities	**101,000**	13,098
Net cash used in investing activities	**(4,562)**	(36,937)
Cash flows from financing activities		
Dividend paid	**-**	(31,219)
Net cash used in financing activities	**-**	(31,219)
Net increase/(decrease) in cash and cash equivalents	**96,438**	(55,058)
Cash and cash equivalents at 1 January	**254,112**	272,015
Cash and cash equivalents at 30 June	**350,550**	216,957
Analysis of cash and cash equivalents:		
Cash and bank balances	**350,550**	216,957

The notes on pages 5 to 11 form an integral part of these condensed consolidated interim financial information.

Notes to the condensed consolidated interim financial information

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial information ("interim financial information") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS").

Except as described below, the accounting policies and methods of computation used in the preparation of these interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2009.

HKICPA has issued Improvements to HKFRSs 2009 in May 2009, which include amendments to the following standards that are relevant to the Group and effective for financial year 2010:

HKAS 17 (amendment): Leases

HKAS 17 (amendment), 'Leases', deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of HKAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under "Lease premium for land", and amortised over the lease term.

HKAS 17 (amendment) has been applied retrospectively for annual periods beginning 1 January 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired leasehold land as at 1 January 2010 on the basis of information existing at the inception of those leases, and recognised the leasehold land in Hong Kong as finance lease retrospectively. As a result of the reassessment, the Group has reclassified the leasehold land from operating lease to finance lease. Accordingly, the Group has reclassified these interests from "Lease premium for land" amortised over the lease term to "Property, plant and equipment" depreciated over the lease term. This amendment had no impact on the Group's retained earnings and current period's profit.

HKFRS 8: Operating segments

HKFRS 8 (amendment), 'Operating segments', includes minor textual amendment to the standard, and amendment to the basis of conclusion, to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision-maker. As a result of the amendment, segment asset is no longer disclosed in the notes. This amendment had no impact on the Group's profit or loss.

2. Revenue and segment information

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2. Revenue and segment information (continued)

The Group has three reportable segments: newspaper, magazine and property. Newspaper segment is engaged in the publication of *South China Morning Post, Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards.

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements.

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the six months ended 30 June 2010 and 2009 were HK$411,698,000 and HK$336,529,000 respectively.

The segment information for the six months ended 30 June 2010 and 2009 is as follows:

(a) Reportable segment profit or loss

			(Unaudited)		
	Newspaper HK$'000	**Magazine HK$'000**	**Property HK$'000**	**All other HK$'000**	**Total HK$'000**
For the six months ended 30 June 2010					
Total segment revenue	**340,038**	**62,281**	**13,949**	**-**	**416,268**
Inter-segment revenue	**(220)**	**(3,579)**	**(771)**	**-**	**(4,570)**
Revenue from external customers	**339,818**	**58,702**	**13,178**	**-**	**411,698**
Reportable segment profit	**41,007**	**7,148**	**7,171**	**1,745**	**57,071**
For the six months ended 30 June 2009					
Total segment revenue	264,233	63,466	11,621	120	339,440
Inter-segment revenue	(35)	(2,876)	-	-	(2,911)
Revenue from external customers	264,198	60,590	11,621	120	336,529
Reportable segment profit/(loss)	(17,734)	533	7,632	1,348	(8,221)

2. Revenue and segment information (continued)

(b) Reconciliation of reportable segment profit or loss

	(Unaudited)	
	For the six months ended 30 June	
	2010	2009
	HK$'000	HK$'000
Profit/(loss) for reportable segments	**55,326**	(9,569)
Profit for all other segments	**1,745**	1,348
	57,071	(8,221)
Reconciling items:		
Share of profits/(losses) of associates under equity method of accounting	**705**	(836)
Dividend received from associates	**-**	(1,401)
	705	(2,237)
Profit/(loss) for the period	**57,776**	(10,458)

3. Property, plant and equipment

	Group (Unaudited)			
	Leasehold properties HK$'000	**Other fixed assets HK$'000**	**Assets in progress HK$'000**	**Total HK$'000**
At 1 January 2010, as previously reported	219,242	275,143	1,276	495,661
Adjustment for the adoption of amendment to HKAS 17	113,121	-	-	113,121
At 1 January 2010, as restated	332,363	275,143	1,276	608,782
Additions	191	3,184	2,543	5,918
Depreciation	(5,176)	(19,585)	-	(24,761)
Translation differences	-	10	-	10
Disposals	-	(60)	-	(60)
Revaluation	13,178	-	-	13,178
Transfer	-	2,830	(2,830)	-
Reclassification to investment properties	(18,000)	-	-	(18,000)
Net book value at 30 June 2010	**322,556**	**261,522**	**989**	**585,067**
At 30 June 2010				
Cost	420,375	884,769	989	1,306,133
Accumulated depreciation	(97,819)	(623,247)	-	(721,066)
Net book value at 30 June 2010	**322,556**	**261,522**	**989**	**585,067**

4. Investment properties

	Group	
	(Unaudited)	(Audited)
	2010	2009
	HK$'000	HK$'000
At 1 January	**1,008,100**	986,100
Additions	**–**	81
Reclassification from/(to) leasehold properties	**18,000**	(113,000)
Fair value gain	**–**	134,919
At 30 June/31 December	**1,026,100**	1,008,100

5. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers. An ageing analysis of accounts receivable by due date is as follows:

	Group			
	(Unaudited)		(Audited)	
	30 June 2010		31 December 2009	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	HK$'000	%
Current	**95,436**	**60.7**	89,280	55.7
Less than 30 days past due	**38,705**	**24.6**	19,557	12.2
31 to 60 days past due	**4,518**	**2.9**	34,209	21.4
61 to 90 days past due	**10,649**	**6.8**	11,769	7.3
Over 90 days past due	**7,789**	**5.0**	5,375	3.4
Total	**157,097**	**100.0**	160,190	100.0
Less: Allowance for impairment	**(3,402)**		(3,471)	
	153,695		156,719	

6. Share capital

	Company and Group	
	(Unaudited)	(Audited)
	30 June 2010	31 December 2009
	HK$'000	HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2009: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

7. Accounts payable and accrued liabilities

An ageing analysis of the accounts payable is as follows:

	Group			
	(Unaudited)		(Audited)	
	30 June 2010		31 December 2009	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**13,794**	**91.7**	16,583	57.7
31 to 60 days	**315**	**2.1**	6,428	22.4
61 to 90 days	**159**	**1.0**	2,714	9.4
Over 90 days	**777**	**5.2**	3,026	10.5
Total accounts payable	**15,045**	**100.0**	28,751	100.0
Accrued liabilities	**92,504**		70,699	
Total accounts payable and accrued liabilities	**107,549**		99,450	

8. Capital commitments

	Group	
	(Unaudited)	(Audited)
	30 June 2010 HK$'000	31 December 2009 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**3,883**	5,997
Authorised, but not contracted for	**21,658**	24,821
	25,541	30,818

9. Finance income

	Group	
	(Unaudited)	
	For the six months ended 30 June	
	2010 HK$'000	2009 HK$'000
Interest income on bank deposits	**168**	281
Interest income on available-for-sales financial assets	**741**	-
	909	281

10. Income tax expense

	Group (Unaudited)	
	For the six months ended 30 June	
	2010	2009
	HK$'000	HK$'000
Current income tax		
Hong Kong profits tax	**15,549**	4,286
Overseas taxation	**-**	132
Deferred income tax		
Relating to the origination and reversal of temporary differences	**(2,118)**	(2,996)
	13,431	1,422

Hong Kong profits tax has been provided for at a rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

11. Earnings/(loss) per share

The calculation of basic and diluted earnings/(loss) per share is based on the profit for the period attributable to shareholders of HK$52,319,000 (2009: Loss of HK$14,880,000) and 1,560,945,596 (2009: 1,560,945,596) shares in issue during the period.

As at 30 June 2010 and 2009, there were no share options outstanding that enable holders to subscribe for shares in the Company.

12. Dividend

No final dividend was declared in respect of financial year 2009. A 2008 final dividend of HK2 cents per share, totaling HK$31,219,000 was paid in May 2009.

The Directors have declared an interim dividend of HK2 cents per share for the period, totaling HK$31,219,000 (2009: nil).

13. Related party transactions

Kerry Media Limited, a company incorporated in the British Virgin Islands, is the immediate holding company of the Company. Kerry Group Limited, a company incorporated in the Cook Islands, is the ultimate holding company of Kerry Media Limited. The directors regard Kerry Group Limited as the ultimate holding company of the Company as of the balance sheet date.

(a) Transactions with Kerry Group

Significant transactions with Kerry Group Limited and its group of subsidiaries ("Kerry Group") since its becoming the Group's holding company are as follows:

	Group	
	(Unaudited)	
	For the six months ended 30 June	
	2010	2009
	HK$'000	HK$'000
Rendering of services		
- Advertising revenue	**2,439**	421
- Magazine production service fee	**640**	640
	3,079	1,061

(b) Balances arising from transactions with Kerry Group

	Group	
	(Unaudited)	(Audited)
	30 June 2010	31 December 2009
	HK$'000	HK$'000
Receivables arising from advertising services	**755**	430
Receivables arising from magazine production services	**640**	636
	1,395	1,066

(c) Key management personnel compensation

	Group	
	(Unaudited)	
	For the six months ended 30 June	
	2010	2009
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**11,066**	7,103
Post-employment benefits	**164**	188
	11,230	7,291

14. Approval of the interim financial information

These interim financial information were approved by the Board of Directors on 26 August 2010.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 1 to 11, which comprises the condensed consolidated balance sheet of SCMP Group Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2010 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2010

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results of the Group

The Group's consolidated operating results for the six months ended 30 June 2010 and 2009 were as follows:

	For the six months ended 30 June		
(HK$ millions, except per share amounts)	**2010**	2009	% Change
Revenue	**411.7**	336.5	22
Staff costs	**(182.1)**	(160.1)	14
Production costs	**(54.5)**	(68.8)	(21)
Rental and utilities	**(9.7)**	(21.3)	(54)
Advertising and promotions	**(12.3)**	(14.4)	(15)
Other operating expenses	**(57.7)**	(55.2)	5
Operating costs before depreciation and amortisation	**(316.3)**	(319.8)	(1)
Depreciation and amortisation	**(28.9)**	(27.3)	6
Operating profit/(loss) from principal activities	**66.5**	(10.6)	*
Other income	**3.1**	2.1	48
Operating profit/(loss)	**69.6**	(8.5)	*
Net interest income	**0.9**	0.2	*
Share of profits/(losses) of associates	**0.7**	(0.8)	*
Taxation	**(13.4)**	(1.4)	*
Profit/(loss) for the period	**57.8**	(10.5)	*
Minority interests	**(5.5)**	(4.4)	25
Profit/(loss) attributable to shareholders	**52.3**	(14.9)	*
Earnings/(loss) per share (HK cents)	**3.4**	(1.0)	*

* *Represents an increase in excess of 100%*

The operating results of the Group for the first half of 2010 improved significantly as a result of strengthened revenue to cost management practices and a healthier economy compared with the same period in 2009 when the global economic crisis adversely affected the economy of Hong Kong and the businesses of the Group.

Revenue rose 22%, or $75.2 million, to $411.7 million. Revenues from newspaper advertising and recruitment services improved significantly upon the recovery of the local economy. Despite the rise in direct selling expenses to support the revenue growth, operating costs before depreciation and amortisation for the period reduced 1% to $316.3 million under various cost control measures. Operating profit went up to $69.6 million from a loss of $8.5 million last year. Net profit for the period was $52.3 million, compared with a loss of $14.9 million in the same period last year.

Revenue

The consolidated revenue for the six months ended 30 June 2010 and 2009 by business segment and for the Group were as follows:

(HK$ millions)	**2010**	2009	% Change
Newspaper publishing	**339.8**	264.2	29
Magazine publishing	**58.7**	60.6	(3)
Property	**13.2**	11.6	14
Book publishing and others	**-**	0.1	(100)
Total revenue	**411.7**	336.5	22

Operating Costs and Expenses

Operating costs and expenses for the six months ended 30 June 2010 and 2009 were as follows:

(HK$ millions)	**2010**	2009	% Change
Staff costs	**182.1**	160.1	14
Production costs	**54.5**	68.8	(21)
Rental and utilities	**9.7**	21.3	(54)
Advertising and promotions	**12.3**	14.4	(15)
Other operating expenses	**57.7**	55.2	5
Depreciation and amortisation	**28.9**	27.3	6
Total operating costs and expenses	**345.2**	347.1	(1)

Staff costs increased 14% or $22.0 million mainly due to provision for staff bonus in the period. There was no bonus provision in 2009 when our business was adversely impacted by the financial tsunami. Production costs decreased 21% or $14.3 million resulting from the significant drop in the newsprint cost. Average cost of 45gsm newsprint in the first half of 2010 was US$521 per metric ton, down from US$823 in the same period last year. Newsprint price was on an increasing trend since the third quarter of 2009 with the latest purchase price at US$619 per metric ton. Rental and utilities decreased 54% or $11.6 million as the lease of the Somerset office expired and our town office has been relocated to the Group's owned property on Leighton Road.

EBITDA and Operating profit

Earnings before interest, tax, depreciation and amortisation (EBITDA) and operating profit for the six months ended 30 June 2010 and 2009 by business segment and for the Group were as follows:

	Contribution to EBITDA		%	**Contribution to operating profit**		%
(HK$ millions)	**2010**	2009	Change	**2010**	2009	Change
Newspaper publishing	**72.5**	4.0	*	**48.9**	(20.5)	*
Magazine publishing	**12.0**	3.9	*	**11.5**	3.3	*
Property	**10.9**	8.8	24	**8.2**	8.8	(7)
Book publishing and others	**-**	-	-	**1.0**	(0.1)	*
Total	**95.4**	16.7	*	**69.6**	(8.5)	*

* *Represents an increase in excess of 100%*

Financial Review by Business

Newspaper Publishing

(HK$ millions)	For the six months ended 30 June **2010**	2009	% Change
Revenue	**339.8**	264.2	29
EBITDA	**72.5**	4.0	*
Operating profit/(loss)	**48.9**	(20.5)	*
Net profit/(loss) attributable to shareholders	**41.0**	(17.7)	*
EBITDA margin	**21%**	2%	
Operating margin	**14%**	n/a	

* *Represents an increase in excess of 100%*

Operating profit for the first half of 2010 was $48.9 million, as compared to a loss of $20.5 million in the same period last year. Revenues rose 29% or $75.6 million to $339.8 million, mainly driven by increase in display advertising and recruitment ad volume. Operating expenses increased 3% or $7.1 million, mainly due to increase in staff cost after provision for staff bonus, partly offset by lower newsprint cost and rental and utilities expenses.

Revenue from advertising and marketing services increased 32%. The increase was mainly driven by higher volume of display ad in our paper, followed by revenues from notices advertising and customised publishing. IPO activities were very active in the first half of the year. 37 IPOs was captured by SCMP out of the total of 38 in the market, as compared to only 10 IPOs captured out of a total of 14 in the same period last year. Recruitment revenues increased 56%, driven mainly by increase in volume of both *Classified Post* and *Jiu Jik*.

Unaudited first half circulation of *South China Morning Post* and *Sunday Morning Post* are 101,800 and 77,400 respectively, increased by 1% and 2% respectively as compared with same period last year.


SCMP
120,000
100,000
80,000
60,000
40,000
20,000
0
103,964
104,552
104,415
102,102
106,054
103,516
107,080
102,644
100,860
101,003
101,800
1H 2H
2005
1H 2H
2006
1H 2H
2007
1H 2H
2008
1H 2H
2009
1H
2010
SMP
120,000
100,000
80,000
60,000
40,000
20,000
0
81,099
81,453
80,498
80,124
80,865
81,935
81,827
80,863
75,896
74,953
77,400
1H 2H
2005
1H 2H
2006
1H 2H
2007
1H 2H
2008
1H 2H
2009
1H
2010

Audited except 1H 2010

Magazine Publishing

(HK$ millions)	For the six months ended 30 June **2010**	2009	% Change
Revenue	**58.7**	60.6	(3)
EBITDA	**12.0**	3.9	*
Operating profit	**11.5**	3.3	*
Net profit/(loss) attributable to shareholders	**2.5**	(3.9)	*

* *Represents an increase in excess of 100%*

Magazine division recorded an operating profit of $11.5 million in the first half of 2010. Advertising revenue rose across all women's titles in Hong Kong and reduced loss from PRC titles after the cessation of publication of *Maxim* contributed the significant improvement in operating profit.

Property

(HK$ millions)	For the six months ended 30 June **2010**	2009	% Change
Revenue	**13.2**	11.6	14
EBITDA	**10.9**	8.8	24
Operating profit	**8.2**	8.8	(7)
Net profit attributable to shareholders	**6.4**	7.6	(16)

Rental revenue increased 14% to $13.2 million in the first half of 2010 mainly due to higher rental from Seaview property and the advertising boards. Operating profit dropped 7% resulting from the inclusion of depreciation charge of Yue King office after the property has been converted for own use.

Management continues its intention of holding all the properties for long-term investment and is pursuing different options to enhance value of the properties and discussing with relevant parties in that regard.

Liquidity and Capital Resources

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by banking facilities. The Group's financial position as at 30 June 2010 and 31 December 2009 were as follows:

(HK$ millions)	**30 June 2010**	31 December 2009	% Change
Cash and cash equivalents	**350.6**	254.1	38
Shareholders' funds	**2,152.8**	2,091.4	3
Ratios:			
Gearing	**-**	-	
Current ratio	**3.9**	3.5	

The Group's cash and cash equivalents are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

The Group had no gearing as at 30 June 2010. The ratio of current assets to current liabilities was 3.9 times.

The Group managed to maintain a very strong cash position and expects its cash and cash equivalents, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the period was $101.0 million, a significant increase from $13.1 million for the same period last year. The higher cash inflow was contributed mainly by increase in advertising income.

Investment Activities

Net cash outflow from investing activities for the period was $4.6 million compared with $36.9 million for 2009. The higher cash outflow in 2009 was mainly due to investment in corporate bonds and spending on the office relocation. The cash outflow for the current period was mainly for IT related capital expenditure.

Financing Activities

No dividend was paid in the six months ended 30 June 2010. Net cash used in financing activities in 2009 represents the final dividend payment in respect of financial year 2008.

OUTLOOK

In the first half of 2010, revenue has begun to recover across the major aspects of the Group's business. Although the advertising market has not yet fully returned to pre-2009 levels, we are seeing solid, improving trends in display, recruitment and magazine sectors. The Group is also actively building new revenue streams through innovation such as offering a broader array of marketing services to our clients.

The Group is aggressively developing new consumer products with revenue driving potential such as the launch of the *South China Morning Post*'s iPad App. Efficiency programs remain in place to ensure that the Group is focused on to drive our operational requirements without expending resources unnecessarily. The Group continues to operate from a strong cash position.

STAFF

The Company's remuneration policy is established to attract, motivate and retain high performing individuals. A comprehensive review of the fringe benefits including medical, dental and annual leave entitlement is concluded. Salaries of employees are maintained at competitive levels. As at 30 June 2010, the Group had 822 employees compared with 807 as at 31 December 2009.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK2 cents per share, amounting to HK$31,219,000 (2009: Nil), payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 22 September 2010 and payable on Tuesday, 28 September 2010.

BOOK CLOSURE

The Register of Members of the Company will be closed from Monday, 20 September 2010 to Wednesday, 22 September 2010, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 17 September 2010 so as to qualify for the interim dividend.

DIRECTORS

The Directors of the Company during the six months ended 30 June 2010 and up to the date of this report were:

Non-executive Directors
Dr. David J. Pang *(Chairman)*
Mr. Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Dr. Fred Hu Zu Liu (appointed with effect from 23 March 2010)
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong *(Managing Director and Chief Executive Officer)*

Board of Directors

Dr. David J. Pang
Chairman
Dr. Pang was appointed a Non-executive Director of the Company in December 2007 and became the Non-executive Chairman in January 2009. He has been a director of Kerry Holdings Limited, a substantial shareholder of the Company, since 15 March 2007. Dr. Pang also serves on the board of Visa Inc. (listed on the New York Stock Exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

Mr. Roberto V. Ongpin

Deputy Chairman

Mr. Ongpin was appointed as the Deputy Chairman of the Company in October 1993. He is a Non-executive Director of Shangri-La Asia Limited, listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation, ISM Communications Corporation, Alphaland Corporation and Atok-Big Wedge Co., Inc. and Director of San Miguel Corporation, Petron Corporation and Araneta Properties, Inc., all of which are listed companies on the Philippine Stock Exchange, Inc. He is also a Director of Forum Energy PLC, a listed company on the London Stock Exchange. In addition, he is also Chairman of the following companies: Acentic GmbH, Eastern Telecommunications Philippines, Inc. (ETPI) and Developing Countries Investment Corp. He retired as Director of Philex Mining Corporation in December 2009, which is listed on the Philippine Stock Exchange, Inc. He was a director of E2-Capital (Holdings) Limited (presently known as CIAM Group Limited), listed on The Stock Exchange of Hong Kong Limited, until June 2008. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

The Hon. Ronald J. Arculli

GBM, CVO, GBS, OBE, JP

Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited (listed in Hong Kong). He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies, including West Kowloon Cultural District Authority and the Honours Committee of the HKSAR Government. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is an independent non-executive director of Hang Lung Properties Limited and a non-executive director of HKR International Limited, Hongkong Electric Holdings Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited (all listed in Hong Kong). He was an independent non-executive director of Shanghai Century Acquisition Corporation (listed on the American Stock Exchange) from October 2005 to May 2008.

Dr. Fred Hu Zu Liu

Dr. Hu was formerly Chairman of Greater China at Goldman Sachs. Before joining Goldman Sachs in 1997, Dr. Hu was a staff member at the International Monetary Fund (IMF) in Washington D.C., where he was engaged in macroeconomic research and policy consultations for a number of member country governments including China. Dr. Hu has advised the Chinese government on financial reform, pension reform and macroeconomic policies, and has worked closely with China's leading companies including Bank of China, Bank of Communications, China Development Bank, ICBC, Ping An and ZTE on business strategy, capital raising and cross-border merger and acquisitions. At Goldman Sachs he has led several of the world's largest and most significant transactions, and has been instrumental in building the firm's franchise in the region. Dr. Hu is a member of the Advisory Committee for the Hong Kong Securities and Futures Commission and is also a member of the Asia Pacific Council of the Nature Conservancy. He also sits on the advisory board for China Huarong Asset Management Company, Shanghai Pudong Development Bank and the Harvard China Fund. Dr. Hu has served since 1996 as co-director and professor at the National Center for Economic Research (NCER) at Tsinghua University, where he teaches a graduate course in international finance and macroeconomics. He is a member of the Strategic Development Committee chaired by the Chief Executive of Hong Kong Special Administrative Region. Dr. Hu has published widely on economics and financial markets. He is a member of the editorial board for several academic journals, including the *International Economic Review*, and is a columnist for *Caijing*, China's leading financial and business magazine. Dr. Hu earned an MS in Engineering Science from Tsinghua University and an MA and PhD in Economics from Harvard University.

Tan Sri Dr. Khoo Kay Peng

Tan Sri Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is the Chairman and Chief Executive of Malayan United Industries Berhad and MUI Properties Berhad (both listed in Kuala Lumpur). Dr. Khoo is also the Chairman of Laura Ashley Holdings plc (listed in London), Corus Hotels Limited, UK, Pan Malaysian Industries Berhad (listed in Kuala Lumpur) and Morning Star Resources Limited (listed in Hong Kong). He is also a director of The Bank of East Asia, Limited (listed in Hong Kong). Dr. Khoo is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. He also serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

Ms. Kuok Hui Kwong

Managing Director and Chief Executive Officer

Ms. Kuok was appointed an Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* and listed in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University. She is the sister of Mr. Kuok Khoon Ean, a director of the Company.

Mr. Kuok Khoon Ean

Mr. Kuok was appointed Chairman of the Company in January 1998 and became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000 until his re-designation as Non-executive Director in January 2009. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is Chairman and Chief Executive Officer of Shangri-La Asia Limited (listed in Hong Kong and Singapore). He is also a director of Shangri-La Hotel Public Company Limited and The Post Publishing Public Company Limited (both listed in Thailand), and Wilmar International Limited (listed in Singapore). Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited (listed in Hong Kong). He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong, the Managing Director and Chief Executive Officer of the Company.

Dr. The Hon. Sir David Li Kwok Po

GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited (listed in Hong Kong) and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association. Sir David is an independent director of China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited (all listed in Hong Kong). He is a director of AFFIN Holdings Berhad and Criteria CaixaCorp, S.A., listed in Malaysia and Spain, respectively. Sir David was an independent director of China Merchants China Direct Investments Limited (listed in Hong Kong) and a director of Dow Jones & Company, Inc. (listed on the New York Stock Exchange). He was a Member of the Executive Council of Hong Kong.

Mr. Wong Kai Man

BBS, JP

Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an independent non-executive director of China Construction Bank Corporation (listed in Hong Kong and Shanghai), Shangri-La Asia Limited (listed in Hong Kong and Singapore) and SUNeVision Holdings Ltd. (listed in Hong Kong). He is a non-executive director of the Securities and Futures Commission. In addition, he serves in a number of government committees and the board of certain non-governmental organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

CORPORATE EXECUTIVES

Ms. Kuok Hui Kwong

Managing Director and Chief Executive Officer

Ms. Kuok was appointed an Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* and listed in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University.

Mr. Eric Levin

Chief Financial Officer

Mr. Levin was appointed as Chief Financial Officer in September 2009, responsible for the corporate financials, information technology, corporate administration and content resources. Prior to this appointment Mr. Levin was the CEO and founder of City On Demand, and CFO of Home Box Office in U.S.A. He is a director of The Post Publishing Public Company Limited (listed in Thailand). Mr. Levin received his Bachelor of Science degree in Electrical Engineering from the University of Pennsylvania, and attended the Booth School of Business in Chicago for his Master of Business Administration degree in Finance and Economics.

Mr. Reginald Chua

Editor-in-Chief

Mr. Chua joined the SCMP Group in July 2009, responsible for the editorial direction and newsroom operations as Editor-in-Chief. He graduated with a Master Degree in Journalism from Columbia University and a Bachelor Degree in Mathematics from the University of Chicago. Previously Mr. Chua worked for *The Wall Street Journal* for 16 years, in Manila, Hanoi, Hong Kong and later in the New York office. During the tenure as Editor of the Journal's Asian edition, the publication won numerous editorial awards. Mr. Chua also covered the Philippines for Singapore's *Straits Times*, worked at Reuters in Singapore and was a television and radio journalist at the then-Singapore Broadcasting Corp.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2010, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"):

(i) Company

Name of Director	Capacity/Nature of interests	Number of ordinary shares held	Approximate % of issued share capital
Mr. Kuok Khoon Ean	Corporate	340,000[1]	0.02%[5]
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.31%[5]

(ii) Associated Corporations

Name of Associated Corporation	Name of Director	Number of ordinary shares held			Number of underlying ordinary shares held under equity derivatives	Total	Approximate % of issued share capital
		Personal interests	Corporate interests	Family/Other interests			
Kerry Group Limited	Ms. Kuok Hui Kwong	-	-	25,899,988[2]	-	25,899,988	1.70%[6]
	Mr. Kuok Khoon Ean	-	51,973,807[1]	-	-	51,973,807	3.40%[6]
Kerry Properties Limited	Ms. Kuok Hui Kwong	50,000	-	1,252,048[3]	400,000[4]	1,702,048	0.12%[7]
	Mr. Kuok Khoon Ean	-	1,283,082[1]	-	-	1,283,082	0.09%[7]

Notes:

1. This represents deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. This includes 1,000,000 shares held by the spouse of Ms. Kuok Hui Kwong and 24,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary.

3. This represents interests held by Ms. Kuok Hui Kwong through a discretionary trust of which she is a contingent beneficiary.

4. This represents interests in share options held by the spouse of Ms. Kuok Hui Kwong to subscribe for the relevant underlying ordinary shares of Kerry Properties Limited, details of which are set out in the section headed "Directors' Rights to Acquire Shares or Debentures" below.

5. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2010.

6. Approximate percentage calculated based on the 1,527,684,428 ordinary shares of Kerry Group Limited in issue as at 30 June 2010.

7. Approximate percentage calculated based on the 1,434,570,658 ordinary shares of Kerry Properties Limited in issue as at 30 June 2010.

All the interests stated above represent long positions in the shares of the Company or its associated corporations.

Apart from the aforesaid, as at 30 June 2010, none of the Directors of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(i) Company

None of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company during the six months ended 30 June 2010.

(ii) Associated Corporations

The spouse of Ms. Kuok Hui Kwong was granted share options ("KPL Options") to subscribe for shares in Kerry Properties Limited, an associated corporation of the Company (within the meaning of the SFO), during the six months ended 30 June 2010. Details are set out as follows:

Date of grant	Number of KPL Options held as at 01/01/2010	Number of KPL Options exercised during the period	Number of KPL Options held as at 30/06/2010	Exercise price/share HK$	Exercise period
02/04/2008	300,000	-	300,000	47.70	Tranche I (75,000) - 02/04/2009 - 01/04/2018 Tranche II (75,000) - 02/04/2010 - 01/04/2018 Tranche III (150,000) - 02/04/2011 - 01/04/2018
06/02/2009	100,000	-	100,000	17.58	Tranche I (50,000) - 06/02/2010 - 05/02/2019 Tranche II (50,000) - 06/02/2011 - 05/02/2019
	400,000	-	400,000		

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted any rights to subscribe for shares or debentures of any of the associated corporations of the Company (within the meaning of the SFO) and had not exercised any such rights during the six months ended 30 June 2010.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2010, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/Nature of interests	Number of ordinary shares held	Long position/ Short position	Approximate % of issued share capital[10]
Kerry Group Limited	Interest of controlled corporations	1,155,061,308[1]	Long position	74.00%
Kerry Holdings Limited	Interest of controlled corporations	1,155,061,308[2]	Long position	74.00%
Kerry 1989 (C.I.) Limited	Interest of controlled corporations	1,078,717,308[3]	Long position	69.11%
Kerry Media Limited	Beneficial owner	1,078,717,308[4]	Long position	69.11%
Silchester International Investors Limited[5]	Investment manager	219,485,000[6]	Long position	14.06%
Silchester International Investors International Value Equity Trust	Beneficial owner	109,447,634[7,8]	Long position	7.01%
The Bank of East Asia, Limited	Beneficial owner	77,194,595[9]	Long position	4.95%
	Investment manager	1,341,710	Long position	0.09%
	Beneficial owner	75,000,000	Short position	4.80%
JPMorgan Chase & Co.	Beneficial owner	75,000,000	Long position	4.80%
	Investment manager	3,048,000	Long position	0.20%
	Beneficial owner	75,000,000	Short position	4.80%

Notes:

1. The interests in the 1,155,061,308 shares held by Kerry Group Limited comprise both the interests in 930,061,308 shares and the interests in 225,000,000 shares from equity derivatives.
2. The interests in the 1,155,061,308 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.
3. The interests in the 1,078,717,308 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Group Limited and Kerry Holdings Limited.
4. The interests in the 1,078,717,308 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry Group Limited, Kerry Holdings Limited and Kerry 1989 (C.I.) Limited.
5. Investment manager acting on behalf of clients and not connected with the Company.
6. The Company has been notified informally that as at 30 June 2010, Silchester International Investors Limited was interested in 221,365,000 shares (representing approximately 14.18% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.
7. The Company has been notified informally that as at 30 June 2010, Silchester International Investors International Value Equity Trust was interested in 109,307,634 shares (representing approximately 7.00% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.
8. The interests held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.
9. The Company has been notified informally that as at 30 June 2010, The Bank of East Asia, Limited was interested in 77,652,583 shares (representing approximately 4.97% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.
10. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2010.

Save as stated above, as at 30 June 2010, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEME

On 24 May 2010, the shareholders of the Company approved the termination (to the effect that no further options shall be offered) of the existing share option scheme adopted by the Company on 25 May 2006 (the "Terminated Share Option Scheme") and the adoption of a new share option scheme (the "2010 Share Option Scheme"). The 2010 Share Option Scheme is designed to motivate the eligible persons, whose contributions are or will be beneficial to the performance, growth and success of the Group, to optimize their future contributions to the Group and reward them for their past contributions and enable the Group to attract and retain individuals with experience and ability.

During the six months ended 30 June 2010, no share option was granted, exercised, cancelled or lapsed under the Terminated Share Option Scheme. No share options were outstanding under the Terminated Share Option Scheme as at 30 June 2010.

No share options have been granted, exercised, cancelled or lapsed under the 2010 Share Option Scheme since its adoption on 24 May 2010. No share options were outstanding under the 2010 Share Option Scheme as at 30 June 2010.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2010.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2010 are in line with the corporate governance statement as set out in the Company's 2009 Annual Report. During the period, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the period from 1 January 2010 to 30 June 2010.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Dr. The Hon. Sir David Li Kwok Po, The Hon. Ronald J. Arculli and Mr. Wong Kai Man. The Audit Committee met once in the first six months of 2010. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2010.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Wong Kai Man and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely The Hon. Ronald J. Arculli and Mr. Wong Kai Man, and the Non-executive Chairman, Dr. David J. Pang.

STRATEGY COMMITTEE

The Company established a Strategy Committee in March 2010 with written terms of reference. The Strategy Committee currently comprises the Managing Director and Chief Executive Officer, Ms. Kuok Hui Kwong, the Non-executive Chairman, Dr. David J. Pang and an Independent Non-executive Director, Dr. Fred Hu Zu Liu.

On Behalf of the Board
David J. PANG
Chairman

Hong Kong, 26 August 2010

薪酬委員會

本公司於二零零零年成立薪酬委員會，訂有書面職權範圍。薪酬委員會現時成員包括兩位獨立非執行董事黃啟民先生及夏佳理先生，以及非執行董事郭孔演先生。

提名委員會

本公司於二零零五年成立提名委員會，訂有書面職權範圍。提名委員會現時成員包括兩位獨立非執行董事夏佳理先生及黃啟民先生，以及非執行主席彭定中博士。

策略委員會

本公司於二零一零年三月成立策略委員會，訂有書面職權範圍。策略委員會現時成員包括董事總經理及行政總裁郭惠光女士，非執行主席彭定中博士，以及獨立非執行董事胡祖六博士。

代表董事會
主席
彭定中

香港，二零一零年八月二十六日

購股權計劃

於二零一零年五月二十四日，本公司股東批准終止(即不得再授出購股權)本公司於二零零六年五月二十五日採納之現有購股權計劃(「已終止購股權計劃」)及採納新購股權計劃(「二零一零年購股權計劃」)。二零一零年購股權計劃旨在鼓勵其貢獻確屬或將會有利於本集團之業績、增長及成就之合資格人士，於日後充份發揮彼等對本集團之貢獻及嘉獎彼等過往之貢獻，亦有助本集團吸納及挽留具經驗及能力之人才。

截至二零一零年六月三十日止六個月期間，並無購股權根據已終止購股權計劃授出、行使、註銷或失效。於二零一零年六月三十日，已終止購股權計劃並無尚未行使之購股權。

自二零一零年五月二十四日採納以來，並無購股權根據二零一零年購股權計劃授出、行使、註銷或失效。於二零一零年六月三十日，二零一零年購股權計劃並無尚未行使之購股權。

購買、出售或贖回本公司股份

截至二零一零年六月三十日止六個月期間，本公司或其任何附屬公司概無購買、出售或贖回本公司任何股份。

企業管治

董事會及管理層一直致力積極履行本集團對股東之責任，本集團視提升及維護股東權益為首要任務之一，同時為本集團之成功關鍵。

經過多年發展，本集團已建立了完善之企業管治常規，確保集團緊守最高之道德操守及業內標準。企業管治常規是否具成效，關鍵是要驗證這套管治常規能否將管理層與股東之利益連成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。

本集團於截至二零一零年六月三十日止六個月期間採納之企業管治準則，與本公司二零零九年年報所載之企業管治聲明一致。期內，本集團之企業管治常規符合香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之《企業管治常規守則》(「聯交所守則」)之所有守則條文。本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

董事進行證券交易之守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」)作為本公司董事進行證券交易之守則。本公司全體董事確認彼等於二零一零年一月一日至二零一零年六月三十日止期間已遵守標準守則所載之規定標準。

審核委員會

本公司於一九九八年成立審核委員會，訂有書面職權範圍。審核委員會現時成員包括三位獨立非執行董事李國寶爵士、夏佳理先生及黃啟民先生。審核委員會於二零一零年首六個月曾舉行一次會議。審核委員會已審閱本集團截至二零一零年六月三十日止六個月之未經審核中期業績。

於股本之主要權益

於二零一零年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

名稱	身份／權益性質	持有普通股股份數目	好倉／淡倉	約佔已發行股本百分比[10]
Kerry Group Limited	受控制法團權益	1,155,061,308[1]	好倉	74.00%
Kerry Holdings Limited	受控制法團權益	1,155,061,308[2]	好倉	74.00%
Kerry 1989 (C.I.) Limited	受控制法團權益	1,078,717,308[3]	好倉	69.11%
Kerry Media Limited	實益擁有人	1,078,717,308[4]	好倉	69.11%
Silchester International Investors Limited[5]	投資經理	219,485,000[6]	好倉	14.06%
Silchester International Investors International Value Equity Trust	實益擁有人	109,447,634[7,8]	好倉	7.01%
東亞銀行有限公司	實益擁有人	77,194,595[9]	好倉	4.95%
	投資經理	1,341,710	好倉	0.09%
	實益擁有人	75,000,000	淡倉	4.80%
JPMorgan Chase & Co.	實益擁有人	75,000,000	好倉	4.80%
	投資經理	3,048,000	好倉	0.20%
	實益擁有人	75,000,000	淡倉	4.80%

附註：

1. Kerry Group Limited所持有之1,155,061,308股股份權益，包括930,061,308股股份以及於225,000,000股股份中股本衍生工具權益。
2. Kerry Holdings Limited所持有之1,155,061,308股股份權益，與上文所述Kerry Group Limited之權益重複。
3. Kerry 1989 (C.I.) Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited及Kerry Holdings Limited各自之權益重複。
4. Kerry Media Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited、Kerry Holdings Limited及Kerry 1989 (C.I.) Limited各自之權益重複。
5. 代表客戶行事之投資經理，與本公司並無關連。
6. 本公司獲非正式通知，於二零一零年六月三十日，Silchester International Investors Limited於221,365,000股股份擁有權益（佔本公司已發行股本約14.18%），而增持該等股權毋須根據證券及期貨條例第XV部作出披露。
7. 本公司獲非正式通知，於二零一零年六月三十日，Silchester International Investors International Value Equity Trust於109,307,634股股份擁有權益（佔本公司已發行股本約7.00%），而減持該等股權毋須根據證券及期貨條例第XV部作出披露。
8. Silchester International Investors International Value Equity Trust所持有之股份權益，與上文所述Silchester International Investors Limited之權益重複。
9. 本公司獲非正式通知，於二零一零年六月三十日，東亞銀行有限公司於77,652,583股股份擁有權益（佔本公司已發行股本約4.97%），而增持該等股權毋須根據證券及期貨條例第XV部作出披露。
10. 約佔百分比乃根據本公司於二零一零年六月三十日之1,560,945,596股已發行普通股計算。

除上文所述者外，於二零一零年六月三十日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益及淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

上述所有權益均為本公司或其相聯法團股份中之好倉。

除上文所述者外，於二零一零年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份或債權證中擁有權益或淡倉。

董事購買股份或債權證之權利

(i) 本公司

於截至二零一零年六月三十日止六個月期間，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司之股份或債權證。

(ii) 相聯法團

於截至二零一零年六月三十日止六個月，郭惠光女士之配偶獲授購股權（「嘉里建設購股權」）以認購本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司之股份。詳情如下：

授出日期	於二零一零年一月一日所持嘉里建設購股權數目	於期內行使之嘉里建設購股權數目	於二零一零年六月三十日所持嘉里建設購股權數目	每股行使價港元	行使期
02/04/2008	300,000	-	300,000	47.70	階段一(75,000) － 02/04/2009 － 01/04/2018
					階段二(75,000) － 02/04/2010 － 01/04/2018
					階段三(150,000) － 02/04/2011 － 01/04/2018
06/02/2009	100,000	-	100,000	17.58	階段一(50,000) － 06/02/2010 － 05/02/2019
					階段二(50,000) － 06/02/2011 － 05/02/2019
	400,000	-	400,000		

除上述者外，於截至二零一零年六月三十日止六個月期間，概無董事（包括其配偶及十八歲以下之子女）獲授予任何權利認購本公司任何相聯法團（定義見證券及期貨條例）之股份或債權證，亦不曾行使任何有關權利。

董事於股份、相關股份及債權證之權益

於二零一零年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市發行人董事進行證券交易的標準守則（「標準守則」）另行知會本公司及香港聯合交易所有限公司（「聯交所」），本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中之權益或淡倉如下：

(i) 本公司

董事姓名	身份／權益性質	持有普通股股份數目	約佔已發行股本百分比
郭孔演先生	公司	340,000[1]	0.02%[5]
李國寶爵士	個人	4,778,000	0.31%[5]

(ii) 相聯法團

相聯法團名稱	董事姓名	持有普通股股份數目 個人權益	公司權益	家屬／其他權益	根據股本衍生工具所持有之相關普通股股份數目	總計	約佔已發行股本百分比
Kerry Group Limited	郭惠光女士	-	-	25,899,988[2]	-	25,899,988	1.70%[6]
	郭孔演先生	-	51,973,807[1]	-	-	51,973,807	3.40%[6]
嘉里建設有限公司	郭惠光女士	50,000	-	1,252,048[3]	400,000[4]	1,702,048	0.12%[7]
	郭孔演先生	-	1,283,082[1]	-	-	1,283,082	0.09%[7]

附註：

1. 此代表郭孔演先生透過Allerlon Limited而被視作持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。
2. 此包括郭惠光女士之配偶持有之1,000,000股股份及郭女士透過其為或然受益人之全權信託持有之24,899,988股股份。
3. 此代表郭惠光女士透過其為或然受益人之全權信託持有之權益。
4. 此代表郭惠光女士之配偶持有可認購嘉里建設有限公司相關普通股股份之購股權權益，詳情載於下文「董事購買股份或債權證之權利」一節。
5. 約佔百分比乃根據本公司於二零一零年六月三十日之1,560,945,596股已發行普通股計算。
6. 約佔百分比乃根據Kerry Group Limited於二零一零年六月三十日之1,527,684,428股已發行普通股計算。
7. 約佔百分比乃根據嘉里建設有限公司於二零一零年六月三十日之1,434,570,658股已發行普通股計算。

黃啟民先生

BBS、太平紳士

黃先生是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九年至二零零三年間，彼為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所之合夥人。彼現時為兩家慈善機構馮經綸慈善基金有限公司及利豐(1906)慈善基金有限公司之董事及香港大學商學院榮譽副教授。黃先生現時是中國建設銀行股份有限公司（在香港及上海上市）、香格里拉（亞洲）有限公司（在香港及新加坡上市）及新意網集團有限公司（在香港上市）之獨立非執行董事。彼亦為證券及期貨事務監察委員會之非執行董事。此外，彼亦服務於多個政府委任之委員會及非官方機構之董事局。黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。

公司行政人員

郭惠光女士

董事總經理及行政總裁

郭女士於二零零四年二月獲委任為南華早報集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited（*《Bangkok Post》*之出版人及在泰國上市）之董事。於二零零三年十月加入南華早報集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。

Eric Levin先生

財務總監

Levin先生於二零零九年九月獲委任為財務總監，負責集團財務、資訊科技、集團行政及報刊內容資訊。於履職前，Levin先生為City On Demand之行政總裁兼創辦人，及美國Home Box Office之財務總監。彼為The Post Publishing Public Company Limited（在泰國上市）之董事。Levin先生於賓夕法尼亞大學取得電機工程理學士學位，並於芝加哥Booth School of Business修讀財務及經濟工商管理碩士學位。

蔡翔祁先生

首席總編輯

蔡先生於二零零九年七月加入南華早報集團出任首席總編輯，負責編輯方針及主管新聞業務。彼畢業於哥倫比亞大學，獲得新聞碩士學位，並自芝加哥大學取得數學學士學位。於履職前，蔡先生曾為*《華爾街日報》*於馬尼拉、河內、香港及其後於紐約辦事處工作十六年。在彼擔任編輯期間，*《華爾街日報》*亞洲版贏得無數新聞界大獎。蔡先生亦曾於新加坡*《海峽時報》*任職並派駐菲律賓，以及於新加坡路透社工作，亦為當時新加坡廣播公司的電視及電台記者。

邱繼炳博士

邱博士為The MUI Group之主席兼行政總裁，其為一間業務多元化之企業集團，業務遍及亞太區、美國及英國。彼為Malayan United Industries Berhad及MUI Properties Berhad（均在吉隆坡上市）之主席及行政總裁。邱博士亦為Laura Ashley Holdings plc（在倫敦上市）、英國Corus Hotels Limited、Pan Malaysian Industries Berhad（在吉隆坡上市）及星晨集團有限公司（在香港上市）之主席。彼亦為東亞銀行有限公司（在香港上市）之董事。邱博士為美國維吉尼亞Regent University之信託人及美國西雅圖Northwest University之校董。彼亦為Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council之委員。

郭惠光女士

董事總經理及行政總裁

郭女士於二零零四年二月獲委任為南華早報集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited（《*Bangkok Post*》之出版人及在泰國上市）之董事。於二零零三年十月加入南華早報集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。彼為本公司董事郭孔演先生之胞妹。

郭孔演先生

郭先生於一九九八年一月獲委任為本公司主席，於二零零零年一月擔任執行董事，並於二零零零年八月出任執行主席，直至彼於二零零九年一月轉任為非執行董事。彼為本公司最終控股公司Kerry Group Limited及本公司主要股東Kerry Holdings Limited之董事。郭先生為香格里拉（亞洲）有限公司（在香港及新加坡上市）之主席兼首席執行官。彼亦為Shangri-La Hotel Public Company Limited及The Post Publishing Public Company Limited（均在泰國上市）及Wilmar International Limited（在新加坡上市）之董事。郭先生亦為東亞銀行有限公司（在香港上市）之獨立非執行董事。彼畢業於英國Nottingham University經濟系。郭先生為本公司之董事總經理及行政總裁郭惠光女士之胞兄。

李國寶爵士

GBM、GBS、OBE、MA Cantab. (Economics & Law)、Hon. DSc. (Imperial)、Hon. DBA (Napier)、Hon. D.Hum.Litt. (Trinity, USA)、Hon. DSocSc (Lingnan)、Hon. LLD (Hong Kong)、Hon. LLD (Warwick)、Hon. LLD (Cantab)、FCA、FCPA、FCPA (Aust.)、FCIB、FHKIB、FBCS、CITP、FCIArb、太平紳士、Officier de L'Ordre de la Couronne、Grand Officer of the Order of the Star of Italian Solidarity、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Legion d'Honneur

李爵士為東亞銀行有限公司（在香港上市）之主席兼行政總裁，並為香港及海外多間其他公司之董事。李爵士為香港立法會議員。彼為香港華商銀行公會有限公司及香港管理專業協會之主席。彼亦為銀行業務諮詢委員會之委員及財資市場公會之議會成員。李爵士為中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司（上述公司均在香港上市）之獨立董事。彼為AFFIN Holdings Berhad（在馬來西亞上市）及Criteria CaixaCorp, S.A.（在西班牙上市）之董事。李爵士曾為招商局中國基金有限公司（在香港上市）之獨立董事以及Dow Jones & Company, Inc.（在紐約證券交易所上市）之董事。彼曾為香港行政會議成員。

Roberto V. Ongpin先生

副主席

Ongpin先生於一九九三年十月獲委任為本公司副主席。彼為香格里拉（亞洲）有限公司（在香港聯合交易所有限公司上市）之非執行董事。彼亦為PhilWeb Corporation、ISM Communications Corporation、Alphaland Corporation及Atok-Big Wedge Co., Inc.之主席，以及San Miguel Corporation、Petron Corporation和Araneta Properties, Inc.之董事，上述公司均為在菲律賓證券交易所上市之上市公司。彼亦為Forum Energy PLC（在倫敦證券交易所上市之上市公司）之董事。此外，彼亦為下列公司之主席：Acentic GmbH、Eastern Telecommunications Philippines, Inc. (ETPI)及Developing Countries Investment Corp.。彼於二零零九年十二月退任Philex Mining Corporation（在菲律賓證券交易所上市）之董事。彼於二零零八年六月前曾經為金匯投資（集團）有限公司（在香港聯合交易所有限公司上市，現稱為事安集團有限公司）之董事。在一九七九年之前，Ongpin先生曾是SGV集團（亞洲最大會計及顧問公司）之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。彼持有哈佛大學工商管理碩士學位，亦是一位執業會計師（菲律賓）。

夏佳理先生

GBM、CVO、GBS、OBE、太平紳士

夏佳理先生為香港交易及結算所有限公司（在香港上市）之獨立非執行主席。彼於二零零二年至二零零六年八月期間出任香港賽馬會之主席。夏佳理先生為執業律師，並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員，自一九九一年起，彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作，包括西九文化區管理局及香港特別行政區授勳評審委員會。彼現為香港行政會議成員。夏佳理先生為恒隆地產有限公司之獨立非執行董事，以及香港興業國際集團有限公司、香港電燈集團有限公司、和記港陸有限公司、信和酒店（集團）有限公司、信和置業有限公司及尖沙咀置業集團有限公司（上述公司均在香港上市）之非執行董事。彼於二零零五年十月至二零零八年五月期間曾為上海世紀創投有限公司（在美國證券交易所上市）之獨立非執行董事。

胡祖六博士

胡博士曾擔任高盛大中華地區主席。彼於一九九七年加入高盛，於此之前，胡博士曾於華盛頓之國際貨幣基金組織工作，為若干成員國（當中包括中國）進行宏觀經濟研究和政策諮詢。胡博士曾就金融改革、退休金制度改革及宏觀經濟政策向中國政府提供意見，並與中國主要企業包括中國銀行、交通銀行、國家開發銀行、中國工商銀行、中國平安保險及中興通訊，於業務策略、融資及跨境收購合併方面緊密合作。彼於高盛曾促成多項世界最大及最重要的交易，並對於區內建立高盛之市場地位發揮重要作用。胡博士乃香港證券及期貨事務監察委員會之諮詢委員會委員，及自然保育協會亞太區理事會成員。彼亦為中國華融資產管理有限公司、上海浦東發展銀行及哈佛中國基金之諮詢委員會成員。胡博士自一九九六年起擔任清華大學中國經濟研究中心聯席主任及教授，於該中心教授國際金融及宏觀經濟之研究生課程。彼乃由香港特別行政區行政長官出任主席之策略發展委員會委員。胡博士就經濟及金融市場著述甚廣。彼乃數份學術期刊（包括*《國際經濟評論》*）之編輯委員會成員，並為中國主要金融及商業雜誌*《財經》*之專欄作家。胡博士持有清華大學工程碩士學位及哈佛大學經濟學碩士及博士學位。

中期股息

董事會宣佈派發中期股息每股2港仙，合共31,219,000港元（二零零九年：無），給予於二零一零年九月二十二日（星期三）名列本公司股東名冊之股東。該股息將於二零一零年九月二十八日（星期二）派發。

暫停辦理股份過戶登記手續

本公司將由二零一零年九月二十日（星期一）至二零一零年九月二十二日（星期三），包括首尾兩天，暫停辦理股份過戶登記手續。為確保符合資格收取中期股息，所有股份過戶文件連同有關股票，必須於二零一零年九月十七日（星期五）下午四時三十分前送達香港皇后大道東183號合和中心17樓1712-1716室，本公司香港股份過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

董事

截至二零一零年六月三十日止六個月期間及至本報告日期，本公司之董事如下：

非執行董事
彭定中博士*（主席）*
Roberto V. Ongpin先生*（副主席）*
邱繼炳博士
郭孔演先生

獨立非執行董事
夏佳理先生
胡祖六博士（任期於二零一零年三月二十三日生效）
李國寶爵士
黃啟民先生

執行董事
郭惠光女士*（董事總經理及行政總裁）*

董事會

彭定中博士

主席
彭博士於二零零七年十二月獲委任為本公司非執行董事，並於二零零九年一月擔任非執行主席。彼於二零零七年三月十五日獲委任為本公司主要股東Kerry Holdings Limited之董事。彭博士亦是Visa Inc.（在紐約證券交易所上市）之董事。彼曾於跨國企業擔任環球商業管理之要職，並於北美及亞洲之大學講學。彭博士於二零零一年一月至二零零七年二月期間為香港機場管理局之行政總裁。於此之前，彼曾在企業集團杜邦公司工作，出任杜邦公司美國總公司副總裁，掌管杜邦集團全球非織造業務，並為杜邦集團大中華地區董事長。自一九八零年加入杜邦集團，彭博士曾出任杜邦集團不同業務之要職，而負責之區域覆蓋亞太、北美、歐洲及南美等地。

本集團持有之現金及現金等值以港元為主，本集團並無重大外匯折算波動風險。

於二零一零年六月三十日，本集團之資產負債比率為零。流動資產與流動負債之比率為3.9倍。

本集團致力維持穩健之現金狀況，並預期現金及現金等值、經營產生之現金及外部資源所得之資金，足以應付營運資金需要、計劃之資本開支及派付股息。

經營活動

本集團之經營活動流動資金主要來源為報章出版業務。期內經營活動產生之現金淨額為101.0百萬港元，較去年同期之13.1百萬港元顯著上升。現金流入額較高，主要因廣告收入增加所致。

投資活動

期內投資活動之現金流出淨額為4.6百萬港元，而二零零九年則為36.9百萬港元。於二零零九年，現金流出額較高，主要用於投資公司債券及辦公室搬遷工程開支。期內之現金流出主要投放於資訊科技相關之資本開支。

融資活動

截至二零一零年六月三十日止六個月，本集團並無派付任何股息。二零零九年融資活動所用現金淨額為派付二零零八年財務年度之末期股息。

展望

於二零一零年上半年，本集團主要業務之收益已逐步回升。儘管廣告市場尚未完全恢復至二零零九年以前之水平，惟商業廣告、招聘廣告及雜誌業務均呈現穩健而持續改善的趨勢。本集團亦正積極透過創新意念，為客戶提供範圍更廣闊之市場推廣服務，以開拓新收入來源。

本集團積極開發具帶動收益增長潛力之新消費產品，例如推出《*南華早報*》之iPad版。本集團貫徹實行可提高效率之措施，確保在專注於推進其經營需求的同時，毋須不必要地消耗資源。本集團的營運一直保持穩健的現金狀況。

僱員

本公司訂定薪酬政策，以招攬、激勵及挽留表現出色之人才。本公司全面檢討包括醫療、牙科保健及有薪年假等員工福利，而僱員之薪酬亦保持於具競爭力之水平。於二零一零年六月三十日，本集團僱用822名員工，二零零九年十二月三十一日則僱用807名員工。

雜誌出版

(百萬港元)	截至六月三十日止六個月 **二零一零年**	 二零零九年	 變動百分比
收益	**58.7**	60.6	(3)
EBITDA	**12.0**	3.9	*
經營盈利	**11.5**	3.3	*
股東應佔之淨盈利／(虧損)	**2.5**	(3.9)	*

* *表示增加超過100%*

於二零一零年上半年，雜誌業務錄得11.5百萬港元之經營盈利。本集團所有香港女性雜誌刊物之廣告收益全面上升，而《*風度*》雜誌停刊後，中國雜誌刊物之虧損減少，以致經營盈利顯著改善。

物業

(百萬港元)	截至六月三十日止六個月 **二零一零年**	 二零零九年	 變動百分比
收益	**13.2**	11.6	14
EBITDA	**10.9**	8.8	24
經營盈利	**8.2**	8.8	(7)
股東應佔之淨盈利	**6.4**	7.6	(16)

於二零一零年上半年，租金收益增加14%至13.2百萬港元，主要因海景大廈之物業及愉景樓之廣告牌較高的租金所致。由於愉景樓之辦公室轉作自用後需計入該物業之折舊費用，令經營盈利下降7%。

管理層擬繼續持有所有物業作長線投資，亦探討不同方案以提升物業價值，並就此與相關人士磋商。

流動資金及資本來源

本集團流動資金之主要來源為出版業務之經常性現金流量，並不時以銀行融資補充。本集團於二零一零年六月三十日及二零零九年十二月三十一日之財務狀況如下：

(百萬港元)	**二零一零年 六月三十日**	二零零九年 十二月三十一日	變動百分比
現金及現金等值	**350.6**	254.1	38
股東資金	**2,152.8**	2,091.4	3
比率：			
資產負債比率	**-**	-	
流動比率	**3.9**	3.5	

業務分部之財務回顧

報章出版

	截至六月三十日止六個月		
(百萬港元)	二零一零年	二零零九年	變動百分比
收益	**339.8**	264.2	29
EBITDA	**72.5**	4.0	*
經營盈利／(虧損)	**48.9**	(20.5)	*
股東應佔之淨盈利／(虧損)	**41.0**	(17.7)	*
未計利息、税項、折舊及攤銷之邊際盈利率	**21%**	2%	
經營邊際盈利率	**14%**	不適用	

* *表示增加超過100%*

於二零一零年上半年，經營盈利為48.9百萬港元，而去年同期虧損為20.5百萬港元。收益上升29%或75.6百萬港元至339.8百萬港元，主要由商業廣告及招聘廣告數量增加所帶動。經營開支增加3%或7.1百萬港元，主要因就員工花紅作出撥備令員工成本上升，部分由新聞紙成本以及租金及設施開支下降所抵銷。

廣告及市場推廣服務之收益增加32%，主要由於本集團報章之商業廣告數量上升，以及通告廣告及客戶自訂出版服務之收益所帶動。於本年度上半年，首次公開招股活動十分活躍。市場上共有38宗首次公開招股活動，本集團取得其中37宗，而去年同期共有14宗首次公開招股活動，本集團僅取得其中10宗。招聘廣告收益增加56%，主要由《*Classified Post*》及《*招職*》之廣告數量增加所帶動。

《*南華早報*》及《*星期日南華早報*》之上半年未經審核發行量分別為101,800份及77,400份，較去年同期分別增加1%及2%。


南華早報
120,000
100,000
80,000
60,000
40,000
20,000
0
103,964
104,552
104,415
102,102
106,054
103,516
107,080
102,644
100,860
101,003
101,800
上半年 下半年
2005
2006
2007
2008
2009
2010
星期日南華早報
81,099
81,453
80,498
80,124
80,865
81,935
81,827
80,863
75,896
74,953
77,400

經審核(二零一零年上半年除外)

收益

截至二零一零年及二零零九年六月三十日止六個月，按業務分部及集團整體之綜合收益如下：

(百萬港元)	**二零一零年**	二零零九年	變動百分比
報章出版	**339.8**	264.2	29
雜誌出版	**58.7**	60.6	(3)
物業	**13.2**	11.6	14
書籍出版及其他	**-**	0.1	(100)
收益總額	**411.7**	336.5	22

經營成本及開支

截至二零一零年及二零零九年六月三十日止六個月，經營成本及開支如下：

(百萬港元)	**二零一零年**	二零零九年	變動百分比
員工成本	**182.1**	160.1	14
生產成本	**54.5**	68.8	(21)
租金及設施	**9.7**	21.3	(54)
廣告及宣傳	**12.3**	14.4	(15)
其他經營開支	**57.7**	55.2	5
折舊及攤銷	**28.9**	27.3	6
經營成本及開支總額	**345.2**	347.1	(1)

員工成本增加14%或22.0百萬港元，主要由於期內就員工花紅作出撥備。本集團業務於二零零九年受金融海嘯衝擊，故並無作出花紅撥備。生產成本減少21%或14.3百萬港元，乃由於新聞紙成本大幅下降。於二零一零年上半年，每平方米45克之新聞紙的平均成本下降至每公噸521美元，而去年同期則為823美元。自二零零九年第三季以來，新聞紙價格呈上升趨勢，最新訂購價為每公噸619美元。常盛大廈之辦公室租約屆滿後，本集團於市區之辦公室已搬遷至禮頓道之自置物業，故此租金及設施開支減少54%或11.6百萬港元。

未計利息、稅項、折舊及攤銷之盈利及經營盈利

截至二零一零年及二零零九年六月三十日止六個月，按業務分部及集團整體之未計利息、稅項、折舊及攤銷之盈利（「EBITDA」）及經營盈利如下：

	對EBITDA之貢獻			**對經營盈利之貢獻**		
(百萬港元)	**二零一零年**	二零零九年	變動百分比	**二零一零年**	二零零九年	變動百分比
報章出版	**72.5**	4.0	*	**48.9**	(20.5)	*
雜誌出版	**12.0**	3.9	*	**11.5**	3.3	*
物業	**10.9**	8.8	24	**8.2**	8.8	(7)
書籍出版及其他	**-**	-	-	**1.0**	(0.1)	*
總額	**95.4**	16.7	*	**69.6**	(8.5)	*

* *表示增加超過100%*

管理層討論及分析

本集團之經營業績

本集團截至二零一零年及二零零九年六月三十日止六個月之綜合經營業績如下：

	截至六月三十日止六個月		
(百萬港元，每股金額除外)	二零一零年	二零零九年	變動百分比
收益	**411.7**	336.5	22
員工成本	**(182.1)**	(160.1)	14
生產成本	**(54.5)**	(68.8)	(21)
租金及設施	**(9.7)**	(21.3)	(54)
廣告及宣傳	**(12.3)**	(14.4)	(15)
其他經營開支	**(57.7)**	(55.2)	5
未計折舊及攤銷之經營成本	**(316.3)**	(319.8)	(1)
折舊及攤銷	**(28.9)**	(27.3)	6
主要業務之經營盈利／(虧損)	**66.5**	(10.6)	*
其他收入	**3.1**	2.1	48
經營盈利／(虧損)	**69.6**	(8.5)	*
淨利息收入	**0.9**	0.2	*
應佔聯營公司盈利／(虧損)	**0.7**	(0.8)	*
税項	**(13.4)**	(1.4)	*
期內盈利／(虧損)	**57.8**	(10.5)	*
少數股東權益	**(5.5)**	(4.4)	25
股東應佔盈利／(虧損)	**52.3**	(14.9)	*
每股盈利／(虧損)(港仙)	**3.4**	(1.0)	*

* *表示增加超過100%*

於二零一零年上半年，由於加強了收益與成本管理措施，加上續漸改善的經濟，本集團經營業績顯著改善，與二零零九年同期比較，香港經濟及本集團業務當時均因全球經濟危機而受影響。

收益上升22%或75.2百萬港元至411.7百萬港元。本地經濟復甦後，報章廣告及招聘服務收益顯著改善。期內，儘管直接銷售開支上升以支持收益增長，但由於採取各項成本控制措施，未計折舊及攤銷之經營成本減少1%至316.3百萬港元。經營盈利回升至69.6百萬港元，而去年為虧損8.5百萬港元。期內淨盈利為52.3百萬港元，去年同期則為虧損14.9百萬港元。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話:(852) 2289 8888
傳真:(852) 2810 9888

中期財務資料之審閱報告
致南華早報集團有限公司董事會
（在百慕達註冊成立之有限公司）

引言

本核數師（以下簡稱「我們」）已審閱列載於第1頁至第11頁南華早報集團有限公司（「貴公司」）及其附屬公司（以下合稱「貴集團」）之中期財務資料，此中期財務資料包括於二零一零年六月三十日之簡明綜合資產負債表，與截至該日止六個月期間之簡明綜合全面收益表、簡明綜合權益變動表及簡明綜合現金流量表，以及其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則之相關條文及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。　貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報中期財務資料。我們的責任是根據我們之審閱對中期財務資料作出結論，並按照委聘之條款僅向全體董事會報告。除此之外，本報告並無其他目的。我們概不就本報告之內容對任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務會計事務之人員詢問，並進行分析和其他審閱程序。由於審閱之範圍遠較按照香港審計準則進行審核之範圍為小，所以不能保證我們會注意到在審核中可能發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據我們之審閱，並無察覺到任何事項使我們相信中期財務資料在各重大方面沒有按照香港會計準則第34號「中期財務報告」之規定而編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零一零年八月二十六日

13. 關連人士交易

Kerry Media Limited（一間於英屬維爾京群島註冊成立之公司）為本公司之直接控股公司。Kerry Group Limited（一間於科克群島註冊成立之公司）為Kerry Media Limited之最終控股公司。於結算日，董事視Kerry Group Limited為本公司之最終控股公司。

(a) 與Kerry Group之交易

自成為本集團之控股公司後，Kerry Group Limited及其附屬公司（「Kerry Group」）與本公司之重大交易如下：

	集團	
	（未經審核）	
	截至六月三十日止六個月	
	二零一零年 港幣千元	二零零九年 港幣千元
提供服務		
一 廣告收益	**2,439**	421
一 雜誌製作之服務費	**640**	640
	3,079	1,061

(b) 與Kerry Group進行交易之結餘

	集團	
	（未經審核）	（經審核）
	二零一零年 六月三十日 港幣千元	二零零九年 十二月三十一日 港幣千元
廣告服務所產生之應收賬款	**755**	430
雜誌製作服務所產生之應收賬款	**640**	636
	1,395	1,066

(c) 主要管理人員之酬金

	集團	
	（未經審核）	
	截至六月三十日止六個月	
	二零一零年 港幣千元	二零零九年 港幣千元
薪金及其他短期僱員福利	**11,066**	7,103
退休後福利	**164**	188
	11,230	7,291

14. 中期財務資料之批准

本中期財務資料已於二零一零年八月二十六日獲董事會批准。

10. 所得稅開支

	集團	
	（未經審核）	
	截至六月三十日止六個月	
	二零一零年 港幣千元	二零零九年 港幣千元
現期所得稅		
香港利得稅	**15,549**	4,286
海外稅項	**-**	132
遞延所得稅		
有關暫時差異所產生及撥回	**(2,118)**	(2,996)
	13,431	1,422

香港利得稅乃以期內估計應課稅盈利按16.5%（二零零九年：16.5%）稅率撥備。海外地區所得盈利之稅項乃根據期內估計應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

11. 每股盈利／（虧損）

每股基本及攤薄盈利／（虧損）乃根據期內股東應佔盈利52,319,000港元（二零零九年：虧損14,880,000港元）及期內已發行之股份1,560,945,596股（二零零九年：1,560,945,596股）計算。

於二零一零年及二零零九年六月三十日，並無尚未行使之購股權，使其持有人可認購本公司股份。

12. 股息

並無就二零零九年財務年度宣派末期股息。於二零零九年五月派發二零零八年度末期股息每股2港仙，合共31,219,000港元。

董事會宣佈派發本期之中期股息為每股2港仙，合共31,219,000港元（二零零九年：無）。

7. 應付款項及應計負債

應付款項之賬齡分析如下：

	集團			
	（未經審核）		（經審核）	
	二零一零年六月三十日		二零零九年十二月三十一日	
	結餘	百分比	結餘	百分比
	港幣千元	%	港幣千元	%
零至三十日	**13,794**	**91.7**	16,583	57.7
三十一日至六十日	**315**	**2.1**	6,428	22.4
六十一日至九十日	**159**	**1.0**	2,714	9.4
多於九十日	**777**	**5.2**	3,026	10.5
應付款項總額	**15,045**	**100.0**	28,751	100.0
應計負債	**92,504**		70,699	
應付款項及應計負債總額	**107,549**		99,450	

8. 資本承擔

	集團	
	（未經審核）	（經審核）
	二零一零年六月三十日	二零零九年十二月三十一日
	港幣千元	港幣千元
物業、機器及設備之資本承擔		
已訂約但未撥備	**3,883**	5,997
已批准但未訂約	**21,658**	24,821
	25,541	30,818

9. 財務收入

	集團	
	（未經審核）	
	截至六月三十日止六個月	
	二零一零年	二零零九年
	港幣千元	港幣千元
銀行存款之利息收入	**168**	281
可供出售金融資產之利息收入	**741**	-
	909	281

4. 投資物業

	集團	
	（未經審核）	（經審核）
	二零一零年 港幣千元	二零零九年 港幣千元
於一月一日	**1,008,100**	986,100
添置	**-**	81
將租賃物業重新分類	**18,000**	(113,000)
公平值收益	**-**	134,919
於六月三十日／十二月三十一日	**1,026,100**	1,008,100

5. 應收款項

本集團給予其貿易客戶之平均信用期限為七日至九十日。應收款項之賬齡分析如下：

	集團			
	（未經審核）		（經審核）	
	二零一零年六月三十日		二零零九年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
現期	**95,436**	**60.7**	89,280	55.7
逾期少於三十日	**38,705**	**24.6**	19,557	12.2
逾期三十一日至六十日	**4,518**	**2.9**	34,209	21.4
逾期六十一日至九十日	**10,649**	**6.8**	11,769	7.3
逾期多於九十日	**7,789**	**5.0**	5,375	3.4
總額	**157,097**	**100.0**	160,190	100.0
減：減值撥備	**(3,402)**		(3,471)	
	153,695		156,719	

6. 股本

	公司及集團	
	（未經審核）	（經審核）
	二零一零年 六月三十日 港幣千元	二零零九年 十二月三十一日 港幣千元
法定股本：		
5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本：		
1,560,945,596股（二零零九年：1,560,945,596股），每股面值0.10港元	**156,095**	156,095

2. 收益及分部資料（續）

(b) 可報告分部損益對賬表

	（未經審核）	
	截至六月三十日止六個月	
	二零一零年 港幣千元	二零零九年 港幣千元
可報告分部盈利／（虧損）	**55,326**	(9,569)
所有其他分部盈利	**1,745**	1,348
	57,071	(8,221)
對賬項目：		
根據權益會計法應佔聯營公司盈利／（虧損）	**705**	(836)
收取聯營公司股息	**-**	(1,401)
	705	(2,237)
期內盈利／（虧損）	**57,776**	(10,458)

3. 物業、機器及設備

	集團			
	（未經審核）			
	租賃物業 港幣千元	**其他固定資產 港幣千元**	**在建資產 港幣千元**	**總計 港幣千元**
於二零一零年一月一日，經以往呈列	219,242	275,143	1,276	495,661
因採納香港會計準則第17號之修訂所作之調整	113,121	-	-	113,121
於二零一零年一月一日，經重列	332,363	275,143	1,276	608,782
添置	191	3,184	2,543	5,918
折舊	(5,176)	(19,585)	-	(24,761)
匯兑差異	-	10	-	10
出售	-	(60)	-	(60)
重估	13,178	-	-	13,178
轉撥	-	2,830	(2,830)	-
重新分類至投資物業	(18,000)	-	-	(18,000)
於二零一零年六月三十日之賬面淨值	**322,556**	**261,522**	**989**	**585,067**
於二零一零年六月三十日				
成本	420,375	884,769	989	1,306,133
累積折舊	(97,819)	(623,247)	-	(721,066)
於二零一零年六月三十日之賬面淨值	**322,556**	**261,522**	**989**	**585,067**

2. 收益及分部資料（續）

本集團之三個可報告分部為：報章、雜誌及物業。報章分部從事出版《南華早報》、《星期日南華早報》及其他相關印刷及電子刊物。其收益主要來自廣告及報章銷售。雜誌分部從事出版多本中文雜誌及其他相關印刷及電子刊物。其收益來自廣告及雜誌銷售。物業分部在香港擁有多項商業及工業物業，其亦擁有戶外廣告牌。物業分部透過出租其物業及廣告牌獲得收益。

主要經營決策者根據多項標準包括未計利息、稅項、折舊及攤銷之盈利(EBITDA)及除稅後損益衡量營運分部之表現。本集團認為，除稅後損益之計量原則與計量本集團之財務報表之相應金額最為一致。因此，除稅後損益用作報告分部之損益。

營運分部之會計政策與重大會計政策概要所述者相同，惟於聯營公司損益之權益根據分部損益所收或應收之股息入賬，而該等權益於本集團之綜合財務報表以權益法入賬則除外。

本集團之可報告分部乃提供不同產品及服務之策略性業務單位。由於各業務要求不同之市場推廣策略，各可報告分部乃個別管理。可報告分部之間之交易按與第三者交易之基準列賬。

營業額包括來自本集團所有可報告分部（包括報章、雜誌及物業）之收益以及對本集團之收益及損益之貢獻低於個別披露之門檻金額之所有其他分部收益。截至二零一零年及二零零九年六月三十日止六個月之營業額分別為411,698,000港元及336,529,000港元。

截至二零一零年及二零零九年六月三十日止六個月之分部資料如下：

(a) 可報告分部損益

	（未經審核）				
	報章 **港幣千元**	**雜誌** **港幣千元**	**物業** **港幣千元**	**所有其他** **港幣千元**	**總計** **港幣千元**
截至二零一零年六月三十日止六個月					
分部總收益	**340,038**	**62,281**	**13,949**	**-**	**416,268**
分部間之收益	**(220)**	**(3,579)**	**(771)**	**-**	**(4,570)**
外界客戶之收益	**339,818**	**58,702**	**13,178**	**-**	**411,698**
可報告分部盈利	**41,007**	**7,148**	**7,171**	**1,745**	**57,071**
截至二零零九年六月三十日止六個月					
分部總收益	264,233	63,466	11,621	120	339,440
分部間之收益	(35)	(2,876)	-	-	(2,911)
外界客戶之收益	264,198	60,590	11,621	120	336,529
可報告分部盈利／（虧損）	(17,734)	533	7,632	1,348	(8,221)

簡明綜合中期財務資料附註

1. 編製基準及會計政策

本集團之未經審核簡明綜合中期財務資料(「中期財務資料」)乃根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

該等中期財務資料應與根據香港財務報告準則編製截至二零零九年十二月三十一日止年度之全年財務報表一併閱讀。

除下文所述者外，編製此中期財務資料所採用之會計政策及計算方法與編製截至二零零九年十二月三十一日止年度之全年財務報表所採用者一致。

香港會計師公會已於二零零九年五月頒佈二零零九年香港財務報告準則之改進，並於二零一零年財務年度開始生效，包括下列與本集團相關之準則之修訂：

香港會計準則第17號(修訂本)：租賃

香港會計準則第17號(修訂本)「租賃」已刪除有關土地租賃分類之特定指引，以消除與租賃分類之一般指引不一致之處。因此，土地租賃應根據香港會計準則第17號之一般原則分類為融資或經營租賃，即租賃有否將資產所有權的大部份風險及回報轉讓予承租人。於修訂前，預期所有權不會於租賃期屆滿前轉讓予本集團的土地權益被分類為「土地租金」項下經營租賃，並按租期攤銷。

香港會計準則第17號(修訂本)已於二零一零年一月一日開始之年度期間根據修訂之生效日期及過渡條文追溯應用。本集團已基於該等租賃訂立時已存在之資料，重新評估二零一零年一月一日未屆滿租賃土地之分類，並已將香港之租賃土地追溯確認為融資租賃。在重新評估後，本集團將租賃土地由經營租賃重新分類為融資租賃。因此，本集團將按租期攤銷之「土地租金」之權益重新分類為按租期折舊之「物業、機器及設備」。該修訂對本集團之保留盈利及現期盈利並無影響。

香港財務報告準則第8號：營運分部

香港財務報告準則第8號(修訂本)「營運分部」包括對準則之少量文字修飾及對結論基礎之修訂，以澄清實體僅於分部資產的計量定期向主要經營決策者報告時方須披露有關計量。在修訂後，分部資產不再於附註內披露。該修訂對本集團之損益並無影響。

2. 收益及分部資料

主要經營決策者確定為本集團董事總經理及行政總裁。彼審閱本集團之內部報告以評估表現及分配資源。管理層已根據此等報告釐定營運分部。

簡明綜合現金流量表

	（未經審核）	
	截至六月三十日止六個月	
	二零一零年	二零零九年
	港幣千元	港幣千元
營運活動之現金流量		
營運產生之現金	**102,182**	55,807
已付香港利得稅	**(1,182)**	(42,577)
已付海外稅項	**-**	(132)
營運活動產生之淨現金	**101,000**	13,098
投資活動所用之淨現金	**(4,562)**	(36,937)
融資活動之現金流量		
已付股息	**-**	(31,219)
融資活動所用之淨現金	**-**	(31,219)
現金及現金等值之淨增加／(減少)	**96,438**	(55,058)
於一月一日之現金及現金等值	**254,112**	272,015
於六月三十日之現金及現金等值	**350,550**	216,957
現金及現金等值分析：		
現金及銀行結餘	**350,550**	216,957

第5頁至第11頁之附註為簡明綜合中期財務資料之一部分。

簡明綜合權益變動表

截至二零一零年六月三十日止六個月

	（未經審核）								
	股東應佔								
	股本及股份溢價	繳入盈餘	投資重估儲備	資產重估儲備	匯兑儲備	保留盈利	股東資金總額	少數股東權益	權益總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零一零年一月一日結餘	**197,066**	**865,672**	**109,332**	**10,709**	**(27,336)**	**935,929**	**2,091,372**	**21,037**	**2,112,409**
期內全面收入總額	**-**	**-**	**(3,784)**	**11,004**	**1,934**	**52,319**	**61,473**	**5,457**	**66,930**
於二零一零年六月三十日結餘	**197,066**	**865,672**	**105,548**	**21,713**	**(25,402)**	**988,248**	**2,152,845**	**26,494**	**2,179,339**
於二零零九年一月一日結餘	197,066	865,672	37,301	10,709	(29,487)	828,997	1,910,258	20,114	1,930,372
與股東之交易：									
股息（附註12）	-	-	-	-	-	(31,219)	(31,219)	-	(31,219)
期內全面收入總額	-	-	36,410	-	1,890	(14,880)	23,420	4,422	27,842
於二零零九年六月三十日結餘	197,066	865,672	73,711	10,709	(27,597)	782,898	1,902,459	24,536	1,926,995

第5頁至第11頁之附註為簡明綜合中期財務資料之一部分。

簡明綜合全面收益表

	附註	（未經審核） 截至六月三十日止六個月 二零一零年 港幣千元	 二零零九年 港幣千元
收益	2	**411,698**	336,529
其他收入		**3,089**	2,111
員工成本		**(182,109)**	(160,060)
生產原料成本		**(54,483)**	(68,800)
租金及設施		**(9,671)**	(21,341)
折舊及攤銷		**(28,865)**	(27,328)
廣告及宣傳		**(12,319)**	(14,416)
其他經營開支		**(57,747)**	(55,176)
經營盈利／(虧損)		**69,593**	(8,481)
應佔聯營公司盈利／(虧損)		**705**	(836)
財務收入	9	**909**	281
除所得稅前盈利／(虧損)		**71,207**	(9,036)
所得稅開支	10	**(13,431)**	(1,422)
期內盈利／(虧損)		**57,776**	(10,458)
其他全面收入			
將租賃物業重新分類為投資物業所產生之公平值收益		**13,178**	-
可供出售金融資產之公平值(虧損)／收益		**(3,784)**	36,410
外匯折算差異		**1,934**	1,890
有關其他全面收入之所得稅		**(2,174)**	-
期內其他全面收入(除稅後)		**9,154**	38,300
期內全面收入總額		**66,930**	27,842
應佔盈利／(虧損)：			
本公司股東		**52,319**	(14,880)
少數股東權益		**5,457**	4,422
		57,776	(10,458)
應佔全面收入總額：			
本公司股東		**61,473**	23,420
少數股東權益		**5,457**	4,422
		66,930	27,842
每股盈利／(虧損)	11		
基本及攤薄		**3.35港仙**	(0.95)港仙

第5頁至第11頁之附註為簡明綜合中期財務資料之一部分。

		港幣千元	港幣千元
股息	12	**31,219**	-

中期業績

南華早報集團有限公司（「本公司」）董事會欣然宣佈本公司及其集團公司（「本集團」）截至二零一零年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱，並經由本公司之審核委員會審閱。此核數師審閱報告載列於第12頁。

簡明綜合資產負債表

	附註	（未經審核） 二零一零年 六月三十日 港幣千元	（重列） 二零零九年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備	3	**585,067**	608,782
投資物業	4	**1,026,100**	1,008,100
無形資產		**16,504**	19,165
聯營公司之權益		**49,021**	46,451
可供出售之金融資產		**197,206**	200,995
界定利益計劃之資產		**54,311**	52,198
		1,928,209	1,935,691
流動資產			
存貨		**20,437**	18,557
應收款項	5	**153,695**	156,719
預付費用、按金及其他應收賬款		**9,939**	15,764
可收回稅項		**967**	3,508
現金及銀行結餘		**350,550**	254,112
		535,588	448,660
總資產		**2,463,797**	2,384,351
權益			
資本及儲備			
股本	6	**156,095**	156,095
儲備		**1,965,531**	1,935,277
擬派股息		**31,219**	-
		1,996,750	1,935,277
股東資金		**2,152,845**	2,091,372
少數股東權益		**26,494**	21,037
總權益		**2,179,339**	2,112,409
負債			
非流動負債			
遞延所得稅負債		**145,364**	145,308
		145,364	145,308
流動負債			
應付款項及應計負債	7	**107,549**	99,450
預收訂閱費		**15,639**	23,104
現期所得稅負債		**15,906**	4,080
		139,094	126,634
總負債		**284,458**	271,942
總權益及負債		**2,463,797**	2,384,351
流動資產淨值		**396,494**	322,026
總資產減流動負債		**2,324,703**	2,257,717

第5頁至第11頁之附註為簡明綜合中期財務資料之一部分。

2010中期報告


South China Morning Post
City braces for chaos as bus strike looms
scmp.com
South China Morning Post
Moscow life pails under a deadly blanket
Military tribunals begin hearing first Guantanamo cases under Obama
For China, war games the steel behind the statements
Diggers cleared from Sai Wan site
South China Morning Post

南華早報集團有限公司

股份代號：583